Via Facsimile and U.S. Mail
Mail Stop 6010

February 11, 2009

Mr. Michael McClure
Executive Vice President and Chief Financial Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive
Suite 500
Addison, TX 75001

Re: Affirmative Insurance Holdings, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 8, 2008
File No. 000-50795

Dear Mr. McClure:

    We have reviewed your December 19, 2008 response to our October 28, 2008 letter and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Deferred Policy Acquisition Costs, page 71

1.   Please refer to prior comment two. Please supplement your response by explaining more fully how the advertising costs included in deferred acquisition costs vary with and are primarily related to the acquisition of new and renewal

insurance contracts in accordance with paragraph 28 of SFAS 60. Also, please tell us whether such costs qualify for capitalization under SOP 93-7.

2.   We are unable to determine from your prior response whether not capitalizing advertising costs as deferred acquisition costs would be material to the financial statements taken as a whole. If you would like us to consider your assessment of materiality, please provide a more comprehensive analysis, including the effects on quarterly periods through September 30, 2008, and your evaluation of each of the qualitative factors outlined in Staff Accounting Bulletin Topic 1.M.

Definitive Proxy Statement on Schedule 14A filed April 29, 2008

Compensation Discussion and Analysis, page 14

3.   We note your response to comment three. The disclosure on your proxy statement references annual corporate performance goals and individual performance goals. Your proposed disclosure states that you reward your executive officers with annual discretionary cash bonuses based on short-term corporate and individual performance and long-term equity incentive awards linked to the performance of your stock price. You also state that the Compensation Committee does not determine bonuses based on the achievement of "one or more quantifiable objective corporate or individual goal." Additionally, your response letter indicates that bonuses paid in 2007 were not based on the achievement of goals that were communicated in advance to each executive officer.

At the time you write your 2008 Compensation Discussion and Analysis, you will know the extent to which you paid executive bonuses for 2008. Your discussion should accurately and clearly reflect the Compensation Committee's process in deciding whether to issue bonuses and the size of such bonuses: For example:

- If the Compensation Committee does not identify or communicate corporate or individual goals to the executive officers, the discussion should clearly state that no goals relating to bonuses were identified or communicated. Additionally, the discussion should explain what factors the Compensation Committee considered in issuing bonuses.

- If the Compensation Committee identified and communicated corporate goals and individual goals, these goals should be identified. To the extent the Compensation Committee quantified corporate or individual goals, you should quantify the discussion of these goals. Additionally, the discussion should indicate which goals were achieved and how the achievement of goals translated into bonus awards.

- If the Compensation Committee identified and communicated goals but substituted its own judgment for the previously identified goals, you should identify the goals and clarify whether the goals were achieved, explain why the Committee decided to substitute its own discretion for the previously identified goals, and explain the factors the Committee considered in deciding to issue bonuses and the size of the bonuses.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3678 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant